Exhibit 99.1

Vitru Limited

announces
Fourth Quarter 2022

Financial Results

Florianopolis, Brazil, March 16, 2023 – Vitru Limited, or Vitru (Nasdaq: VTRU), the leading pure-player in the post-secondary digital education market in Brazil, today reported financial and operating results for the three-month period ended December 31, 2022 (“fourth quarter 2022” or “4Q22”) and the twelve-month period ended December 31, 2022 (“2022”). Financial results are expressed in Brazilian reais (R$) and are presented in accordance with International Financial Reporting Standards (IFRS). Vitru operates its hubs under the Uniasselvi and UniCesumar brands with 747.5 thousand students enrolled in digital education undergraduate and graduate courses, and 2,170 hubs distributed throughout Brazil.

Vitru's 2022 performance confirms our leadership position in Digital Education

To our shareholders

This was a very special year for Vitru.  As we look back, we confirm our ability to fulfill important milestones - across key academic, operating, and financial indicators - while integrating a transformational business combination with UniCesumar.

Based on our clear and sustainable competitive advantages, we finished 2022 as the leader in Digital Education in Brazil.  With our two brands (Uniasselvi and UniCesumar), we serve almost 750 thousand students enrolled in Digital Education, representing 97% of our student’s base, through 2,170 hubs which are located all over Brazil and generate more than 10,000 direct jobs.

Since the announcement of the disruptive business combination between Vitru and UniCesumar in August 2021, and particularly after the closing of the transaction (which occurred in May 2022), we have been planning and implementing the integration process, which has been designed to bring synergies from academic, commercial, and cost perspectives. We are benefiting from the 15-year experience and track-record of both institutions as leading players in Digital Education, which allows us to improve even further the high-quality services we provide to our students and to sustain our differentiated academic delivery.

Our leadership has translated into sound financial metrics, such as Net Revenue of more than R$1.3 billion in 2022 (109% higher than the 2021 Net Revenue) and an Adjusted EBITDA of R$447 million in 2022, 145% higher than the performance in 2021, taking into account the effects of the UniCesumar business combination that closed in May 2022 and the organic growth we had.

It is worth mentioning that the intake cycle in our core business (“Digital Education” – or “DE  Undergraduate”) presented remarkable results for both brands. Uniasselvi and UniCesumar’s intakes grew 29% and 55%, respectively, when compared to the first intake cycle of 2021 and 23% and 51%, respectively, versus the second intake cycle of 2021.

In addition, in September 2022, we announced that we entered into an investment agreement with Crescera Capital - a leading asset manager with accomplishments investing in the education sector in Brazil, including the development of several successful education platforms. This deal was followed by a rights offering, through which we allowed our existing shareholders to also subscribe for new common shares at a price-per-share equivalent to the US$ price that was paid by Crescera for the new common shares it agreed to acquire pursuant to the investment agreement. The total amount raised through those primary capital increase events was approximately R$400 million (or US$77 million), mainly used to repay existing indebtedness and consequently, speed up the deleveraging process.

4Q22 Results	2

Lastly, at the very beginning of 2023, we held our first Vitru Day in Maringá, in the state of Paraná, Brazil, with presentations from senior management followed by a site visit at UniCesumar premises, for the purpose of sharing our strategy, best practices, and sustainable competitive advantages. We are looking forward to a promising year: the integration process is advancing and the synergies captured during 2022 surpassed the forecast for the same period as published by Vitru on May 2022 (R$19.4 million expected versus R$31.7 million achieved), whilst the early signs of the 2023 first intake cycle are once again encouraging: as of March 13, 2023, the growth in intake of the two brands combined amounts to approximately 17.4% vs the same period of 2022, with healthy tickets.

We are proud to have made consistent achievements once again, honoring Vitru’s mission to democratize access to education in Brazil through a digital ecosystem.

Sincerely,

Pedro Graça & William Matos

Vitru's Co-CEOs

4Q22 Results	3

CONFERENCE CALL AND WEBCAST INFORMATION

Vitru will discuss its fourth quarter 2022 results via live webcast

When: Thursday, March 16, 2023 at 4:30 p.m. EST (5:30 p.m. BRT)

Webcast: https://investors.vitru.com.br/

Replay: available on our website

Carlos Freitas
Chief Financial and Investor Relations Officer

Maria Carolina de Freitas Gonçalves	Investor Relations Contact
Investor Relations Manager	ir@vitru.com.br

4Q22 Results	4

4Q22 HIGHLIGHTS

◾	Closing of the approximately R$400.0 million primary capital increase (US$76.6 million) due to the investment from Crescera Capital and the successful issuance of new common shares pursuant to a rights offering;
◾	Announcement on November 23, 2022, of the price adjustment of our business combination with UniCesumar, as previewed in the Quota Purchase Agreement signed between the parties in August 2021, pursuant to which the sellers of UniCesumar have agreed to a purchase price reduction of R$73.1 million;
◾	Integration plan being executed ahead of schedule, with over-delivery of the synergies expected for 2022;
◾	747.5k digital education students as of the end of 2022, with a combined 30.8% increase in the 2022.2 intake cycle compared to 2021.2 in the Digital Education undergraduate segment of Uniasselvi and UniCesumar;
◾	Net revenue in the core Digital Education Undergraduate business increased by 87.7% in 2022 compared to 2021, with Consolidated Net Revenue up 108.7%;
◾	Consolidated Adjusted EBITDA increased 145.2% in 2022 compared to 2021, with Adjusted EBITDA Margin increasing 5.0 percentage points (p.p.) to 33.9% in 2022;
◾	Adjusted Net Income up 123.9% in 2022 compared to 2021; and
◾	Adjusted Cash Flow from Operations increased 161.8% to R$358.7 million in 2022, with an Adjusted Cash Flow Conversion from Operations of 95.9% compared to 82.9% in 2021.

Table 1: Key financial highlights

R$ million (except otherwise stated)	4Q22[1]	4Q21	% Chg	2022[1]	2021	% Chg
Net Revenue	430.7	165.9	159.6%	1,317.3	631.1	108.7%
DE Undergraduate Net Revenue	315.8	145.6	116.9%	998.2	531.7	87.7%
Adjusted EBITDA[2]	139.3	47.3	194.5%	447.2	182.4	145.2%
Adjusted EBITDA Margin	32.3%	28.5%	3.8 p.p.	33.9%	28.9%	5.0 p.p.
Adjusted Net Income[3]	49.3	38.5	28.1%	204.9	91.5	123.9%
Adjusted Cash Flow from Operations[4]	91.3	22.8	300.4%	358.7	137.0	161.8%
Adjusted Cash Flow Conversion from Operations[4]	82.1%	55.2%	26.9 p.p.	95.9%	82.9%	13.0 p.p.

(1)	Our results reflect the consolidation of UniCesumar from May 20, 2022 on.
(2)	For a reconciliation of Adjusted EBITDA, see “—Reconciliations of Non-GAAP Financial Measures—Reconciliation of Adjusted EBITDA” at the end of this document.
(3)	For a reconciliation of Adjusted Net Income, see “—Reconciliations of Non-GAAP Financial Measures—Reconciliation of Adjusted Net Income” at the end of this document.
(4)	For a reconciliation of Adjusted Cash Flow from Operations and Adjusted Cash Flow Conversion from Operations, see “—Reconciliations of Non-GAAP Financial Measures—Reconciliation of Adjusted Cash Flow Conversion from Operations” at the end of this document.

4Q22 Results	5

OPERATING RESULTS

Student base and hubs

We consider the number of enrolled students an important operational metric for Vitru. As of December 31, 2022, Vitru had 768.4 thousand students enrolled in the courses it provides, an increase of 110.3% compared to the number of enrolled students over the same period of the prior year.

The percentage of digital education students to total enrolled students is a relevant metric, which we believe best demonstrates the focus on digital education (comprising both undergraduate courses and continuing education courses) and its relevance to the services offered. As of December 31, 2022, students enrolled in digital education courses represented 97.3% of the total number of enrolled students, down 1.0 p.p. from the percentage achieved on December 31, 2021 (i.e. before the business combination with UniCesumar), given that UniCesumar has a larger representativeness of on-campus students than Uniasselvi in its student base. On an organic basis, students enrolled in digital education represented 98.7% of the total number of enrolled students, up 0.4 p.p. from 4Q21.

It is important to highlight that the number of hubs is one of the drivers that enable the Company to increase its enrolled student base. A material portion of Vitru’s growth is driven by the expansion and subsequent maturation of the hubs.

Vitru has substantially expanded its operations and geographic presence throughout Brazil with the opening of new hubs in the last few years. In fact, 91.2% of the current 2,170 hubs are still ramping up, representing a substantial growth avenue: the current maturation ratio of such hubs is only 41.8%. The Company estimates that a typical hub reaches its full capacity in terms of the number of students (and hence is deemed to be mature) after seven or eight years of operations.

Table 2: Student base and Hubs

'000 (except otherwise stated)	4Q22[1]	4Q21	3Q22[1]	Δ4Q22 x 4Q21	Δ4Q22 x 3Q22
Total enrolled students	768.4	365.4	744.8	110.3%	3.2%
% Digital education to total enrolled students	97.3%	98.3%	97.1%	(1.0) p.p.	0.2 p.p.
Number of digital education students	747.5	359.2	722.9	108.1%	3.4%
Undergraduate students	696.3	304.1	672.5	129.0%	3.5%
Graduate students	51.3	55.1	50.4	(6.9)%	1.8%
Number of on-campus students	20.9	6.2	21.9	236.3%	(4.5)%
Undergraduate students	20.6	6.2	21.3	232.3%	(3.3)%
Graduate students	0.289	0.014	0.593	n.a.	(51.3)%
Number of hubs[2]	2,170	939	2,108	131.1%	2.9%
% of Expansion hubs (i.e., excluding Base hubs)	91.2%	91.1%	91.0%	0.1 p.p.	0.2 p.p.
Theoretical maturation index[3]	41.8%	32.9%	41.2%	8.9 p.p.	0.6 p.p.

(1)	Consolidates the number of enrolled students and hubs of UniCesumar operation since May 20, 2022.
(2)	Consolidates the number of hubs of UniCesumar, excluding its international hubs.
(3)	The Company calculates the theoretical maturation index as the actual number of students per hub of the Expansion hubs divided by the theoretical number of students it expects to achieve as of the maturity of the same hubs. The index comprises all Expansion hubs as of the end of each period, and hence it can actually decrease in a given quarter as new Expansion hubs are opened.

4Q22 Results	6

Tuitions and Ticket

Table 3: Tuitions1

R$ million (except otherwise stated)	4Q22	4Q21	% Chg	2022	2021	% Chg
Uniasselvi DE undergraduate tuitions	296.1	228.6	29.5%	1,087.6	829.1	31.2%
UniCesumar DE undergraduate tuitions[2]	202.6	-	n.a.	503.0	-	n.a.
Total DE undergraduate tuitions	498.7	228.6	118.2%	1,590.6	829.1	91.8%

(1)	Tuitions are net of cancellations.
(2)	In the case of UniCesumar, 2022 tuition includes the period consolidated within Vitru (between May 20 and December 31, 2022).

The strength of Vitru’s model and the sustainability of its growth can be demonstrated by the total amount charged for course tuitions from digital education undergraduate students (which is the sum of gross revenue and the hub partners’ portion of the tuitions less other academic revenue and cancellations).

DE Undergraduate tuitions for 4Q22 amounted to R$498.7 million, an increase of 118.2% compared to the R$228.6 million recorded in 4Q21. For 2022, DE Undergraduate tuitions totaled R$1,590.6 million, 91.8% higher than the R$829.1 million in the previous year. This growth rate primarily reflects the maturation of expansion hubs (i.e. hubs that are not yet deemed to be mature) through the organic increase in the number of students enrolled in digital education undergraduate courses plus the consolidation of these figures from including UniCesumar as a result of the business combination.

The average monthly ticket for Uniasselvi Digital Education Undergraduate courses increased by 8.4%, from R$278.42 in 2H21 to R$301.7 in 2H22. We believe that this increase in the average ticket in DE Undergraduate segment, despite the challenging macroeconomic conditions in Brazil, is indicative of the resilience of Vitru’s organic academic model. In addition, it is a signal of the contribution of courses with higher monthly tickets, such as Nursing, which is still one of the top courses in our organic intake process.

The average monthly ticket for UniCesumar Digital Education Undergraduate courses decreased 9.7% to R$209.1 in 2H22 compared to R$231.5 in 2H21 (as calculated per Vitru’s criteria for the calculation of the average ticket). As part of the best practices currently being exchanged between the entities, we are working to improve UniCesumar’s average tickets in line with the pricing strategies being applied by Uniasselvi in the last few years, which has differentiated it from the other players in the market.

Lastly, in the last few quarters, we have been observing a continued increase in the interest of younger students (i.e., persons under 25 years old) in our digital education solutions, which we believe is evidence that, following the COVID-19 pandemic, a greater share of the new generation of students is accepting digital solutions as a natural choice for post-secondary education.

4Q22 Results	7

FINANCIAL RESULTS

Net Revenue

Net Revenue Breakdown

(1)	Net Revenue breakdown comprising the consolidation period of UniCesumar between May 20 and December 31, 2022.

Consolidated Net Revenue in 4Q22 was R$430.7 million, up 159.6% from 4Q21. For 2022, Consolidated Net Revenue was R$1,317.3 million, an increase of 108.7% compared to 2021, strongly impacted by the inclusion of UniCesumar onto the consolidated numbers after May 20, 2022. The organic growth, mainly driven by the increase in the number of enrolled students in the DE Undergraduate segment of Uniasselvi as well as higher average tickets in this segment, was 23.0% in 2022.

4Q22 Results	8

Net Revenue from digital education undergraduate courses in 4Q22 was R$315.8 million, up 116.9% from R$145.6 million in 4Q21. For 2022, Net Revenue from digital education undergraduate courses was R$998.2 million, up 87.7% from R$531.7 in the previous year. On an organic basis only, the increase was 29.3%, and the figure reached R$188.2 million in 4Q22. This achievement was primarily driven by an increase in the student base, as boosted by the business combination with UniCesumar, the results of the aforementioned expansion and maturation of operational hubs, and by a higher average ticket in this segment as previously presented.

Net Revenue from on-campus undergraduate courses (ex-medical courses) in 4Q22 amounted to R$42.2 million, an increase of 280.2% from R$11.1 million in 4Q21. For 2022, Net Revenue from on-campus undergraduate courses (ex-medical courses) was R$120.3 million, up 156.0% from R$47.0 million in the previous year. On an organic basis only, there was a decrease of 28.8% in 4Q22 compared to 4Q21. The organic decrease was primarily attributable to the ongoing shift to digital education, due to the increased number and attractiveness of digital education undergraduate courses. The decline in the contribution of the organic on-campus segment in the Company’s numbers is in line with our expectations and strategic vision for the overall higher education sector in Brazil.

Net Revenue from the whole on-campus undergraduate segment (including UniCesumar’s medical courses) reached R$95.9 million in 4Q22, an increase of 764.0% from R$11.1 million in 4Q21, given the representativeness of UniCesumar’s on-campus activities. For 2022, Net Revenue from the whole on-campus undergraduate segment (including UniCesumar’s medical courses) was R$251.1 million, up 434.3% from R$47.0 million in the previous year.

Net Revenue from continuing education courses for 4Q22 was R$19.0 million, up 106.5% from R$9.2 million in 4Q21. Organically, the impact of the reduction in the average duration of graduate courses compared to 4Q21 (because of the previously disclosed current market trends) is over and started to show positive results. For 2022, Net Revenue from continuing education courses was R$68.0 million, up 29.8% from R$52.4 million in the previous year. In addition to graduate courses, our continuing education business includes technical courses and professional qualification courses. We believe this is a potential growth area and is part of our strategy to expand complementary offerings throughout our students’ lifelong journey.

Table 4: Net Revenue Breakdown

R$ million (except otherwise stated)	4Q22[1]	4Q21	% Chg	2022[1]	2021	% Chg
Digital education undergraduate (Uniasselvi)	188.2	145.6	29.3%	685.6	531.7	28.9%
Digital education undergraduate (consolidated)	315.8	145.6	116.9%	998.2	531.7	87.7%
On-campus undergraduate (Uniasselvi)	7.9	11.1	(28.8)%	37.7	47.0	(19.8)%
On-campus undergraduate (consolidated)	95.9	11.1	764.0%	251.1	47.0	434.3%
Continuing education (Uniasselvi)	13.2	9.2	43.5%	52.7	52.4	0.6%
Continuing education (consolidated)	19.0	9.2	106.5%	68.0	52.4	29.8%
Net Revenue (Uniasselvi)	209.3	165.9	26.2%	776.0	631.1	23.0%
Net Revenue (consolidated)	430.7	165.9	159.6%	1,317.3	631.1	108.7%

(1)	Our results reflect the consolidation of UniCesumar from May 20, 2022 on.

4Q22 Results	9

Cost of Services

Cost of services in 4Q22 amounted to R$150.4 million, an increase of 148.6% compared to R$60.5 million reported in 4Q21. Cost of services for 2022 was R$502.3 million, 108.5% higher than the R$240.9 million in 2021. In addition to the impact of the consolidation of UniCesumar, this increase was partially attributable to an increase in personnel costs with the hiring of new tutors to support the growth of our business, as well as higher depreciation related to content production, software, and the amortization of intangible assets from the business combination. We note that the cost of services includes certain restructuring costs as well as depreciation and amortization expenses, which combined amounted to R$26.6 million in 4Q22 and R$12.4 million in 4Q21, and R$82.0 million in 2022 and R$48.4 million in 2021.

Cost of services as reported in the Adjusted EBITDA calculation (without the aforementioned restructuring costs and depreciation and amortization expenses) was R$123.8 million in 4Q22 and R$48.1 million in 4Q21, representing a year-over-year increase of 157.4%, and a decrease of 0.3 p.p. as a percentage of Net Revenue, due to a higher depreciation and amortization expenses from the consolidation of UniCesumar. Cost of services as reported in the Adjusted EBITDA calculation (without the aforementioned restructuring costs and depreciation and amortization expenses) for 2022 was R$420.3 million, 118.3% higher than the R$192.5 million in 2021.

Table 5: Cost of Services

R$ million (except otherwise stated)	4Q22[1]	4Q21	% Chg	2022[1]	2021	% Chg
Cost of Services	150.4	60.5	148.6%	502.3	240.9	108.5%
(-) Depreciation and amortization	(21.7)	(12.2)	77.9%	(72.9)	(43.9)	66.1%
(-) Restructuring expenses	(4.9)	(0.2)	n.a.	(9.1)	(4.5)	102.2%
Cost of Services for Adj. EBITDA calculation	123.8	48.1	157.4%	420.3	192.5	118.3%
as % of Net Revenue	28.7%	29.0%	(0.3) p.p.	31.9%	30.5%	1.4 p.p.

(1)	Our results reflect the consolidation of UniCesumar from May 20, 2022 on.

Gross Profit and Gross Margin

Gross Profit in 4Q22 was R$280.3 million, an increase of 165.9% compared to R$105.4 million in 4Q21, which was primarily due to the contribution of UniCesumar to our consolidated figures. Gross Margin increased 1.6 p.p. from 63.5% to 65.1% in 4Q21, which was primarily attributable to an increase in Cost of Services as a percentage of Net Revenue, as a result of the foregoing reasons. In 2022, Gross Margin was 61.9%, maintaining almost the same baseline as in 2021.

4Q22 Results	10

Operating Expenses

Selling Expenses

Selling expenses in 4Q22 amounted to R$85.4 million, an increase of 254.4% compared to R$24.1 million in 4Q21. Selling expenses in 2022 amounted to R$244.8 million, an increase of 119.6% compared to R$111.5 million in 2021. In addition to the contribution of UniCesumar to our consolidated figures, this increase is primarily attributable to our focus on our Digital Education segment, in which most of our selling expenses with online advertising are aimed at attracting new students.

Selling expenses as reported in the Adjusted EBITDA calculation (i.e., excluding depreciation and amortization expenses) amounted to R$71.5 million in 4Q22 and R$24.1 million in 4Q21, representing a year-on-year increase of 196.7%. As a percentage of Net Revenue, the consolidated selling expenses for Adjusted EBITDA calculation increased from 14.5% in 4Q21 to 16.6% in 4Q22. This increase is mainly attributable to the fact that, in UniCesumar’s intake process, hubs are much more active and have higher intake responsibilities (and hence bear a significant part of the intake costs) compared to hubs in Uniasselvi. Selling expenses as reported in the Adjusted EBITDA calculation (i.e., excluding depreciation and amortization expenses) were R$210.7 million in 2022 and R$115.0 million in 2021, representing a year-on-year increase of 89.0%.

Table 6: Selling Expenses

R$ million (except otherwise stated)	4Q22[1]	4Q21	% Chg	2022[1]	2021	% Chg
Selling Expenses	85.4	24.1	254.4%	244.8	111.5	119.6%
(-) Depreciation and amortization	(13.9)	-	n.a.	(33.9)	-	n.a.
(-) M&A and pre-offering expenses	-	-	n.a.	(0.2)	-	n.a.
Selling Expenses for Adj. EBITDA calculation	71.5	24.1	196.7%	210.7	111.5	89.0%
as % of Net Revenue	16.6%	14.5%	2.1 p.p.	16.0%	17.7%	(1.7) p.p.

(1)	Our results reflect the consolidation of UniCesumar from May 20, 2022 on.

On an organic basis (i.e. without considering the effects of the UniCesumar consolidation), selling expenses as reported in the Adjusted EBITDA calculation amounted to R$30.5 million in 4Q22 compared to R$24.1 million in 4Q21, representing a year-on-year increase of 26.6%, and R$138.8 million in 2022 and R$111.5 million in 2021, representing a year-on-year increase of 24.5%.

Nevertheless, Uniasselvi’s organic Customer Acquisition Cost (CAC) decreased 1.5% in 2022 to R$351.3 per new student in the DE Undergraduate segment, compared to R$356.6 per new student in 2021, as provided in the table below:

Table 7: Uniasselvi’s Customer Acquisition Cost1

	2H22	2H21	% Chg	2022[1]	2021	% Chg
Selling expenses for Adj. EBITDA calculation (organic) R$mm	61.9	48.2	28.4%	138.8	111.5	24.5%
Uniasselvi's DE Undergraduate intake students '000	171.1	138.6	23.5%	395.1	312.7	26.4%
Selling expenses per new student at Uniasselvi	361.7	347.8	4.0%	351.3	356.6	(1.5)%

(1)	For simplification purposes, CAC is equal to organic selling expenses in a given period divided by the intake in the DE Undergraduate segment in the same period. Given that Uniasselvi’s academic cycle is on a semiannual basis, it is more appropriate to look at CAC figures per semester, not per quarter

4Q22 Results	11

General and Administrative Expenses

General and Administrative (G&A) expenses in 4Q22 amounted to R$56.3 million, an increase of 141.6%, compared to 4Q21. G&A for 2022 was R$179.3 million, 100.8% higher than the R$89.3 million in 2021. This was primarily due to higher restructuring, M&A and pre-offering expenses (mostly related to the acquisition of UniCesumar as well as consultancy and restructuring expenses related to the integration planning), in addition to the contribution of UniCesumar’s results to our consolidated figures.

G&A expenses as reported in the Adjusted EBITDA calculation amounted to R$21.0 million in 4Q22 and R$15.1 million in 4Q21, representing an increase of 39.1%, which reflects the consolidation of UniCesumar’s results in our financial statements. G&A expenses as reported in the Adjusted EBITDA calculation reached 4.9% of Net Revenue in 4Q22, a decrease of 4.2 p.p. compared to 9.1% of Net Revenue in 4Q21. On an organic basis, G&A expenses as reported in the Adjusted EBITDA calculation amounted to R$14.2 million in 4Q22 and R$15.1 million in 4Q21, a decrease of 6.0%, followed by a decrease of 2.3 p.p. in Adjusted G&A expenses as a percentage of Net Revenue to 6.8% in 4Q22, confirming our lean corporate structure.

In 2022, G&A expenses as reported in the Adjusted EBITDA calculation increased 51.9% when compared to 2021 numbers (from R$51.4 million in 2021 to R$78.1 million in 2022). It is important to highlight that the annual Adjusted G&A expenses as a percentage of Net Revenue were 5.9% in 2022, a decrease of 2.2 p.p. compared to 8.1% in 2021.

Table 8: G&A Expenses

R$ million (except otherwise stated)	4Q22[1]	4Q21	% Chg	2022[1]	2021	% Chg
General and Administrative (G&A) Expenses	56.3	23.3	141.6%	179.3	89.3	100.8%
(-) Depreciation and amortization expenses	(16.4)	(2.6)	530.8%	(43.2)	(10.6)	307.5%
(-) Share-based compensation plan	4.3	0.2	n.a.	6.0	(14.7)	n.a.
(-) Restructuring, M&A and pre-offering expenses	(23.2)	(5.8)	300.0%	(64.0)	(12.6)	407.9%
G&A Expenses for Adj. EBITDA calculation	21.0	15.1	39.1%	78.1	51.4	51.9%
as % of Net Revenue	4.9%	9.1%	(4.2) p.p.	5.9%	8.1%	(2.2) p.p.

(1)	Our results reflect the consolidation of UniCesumar from May 20, 2022 on.

4Q22 Results	12

Net Impairment Losses on Financial Assets

Net impairment losses on financial assets represent the provisions for doubtful accounts (PDA). In 4Q22, the PDA expenses were R$81.6 million, which represents 18.9% of the Net Revenue in the period, while in 4Q21 the PDA expenses amounted to R$34.1 million, equivalent to 20.6% of the Net Revenue. This decrease of 1.7 p.p. in our PDA expenses as a ratio of Net Revenue in 4Q22 compared to 4Q21 was primarily due to the inclusion of UniCesumar’s results in our consolidated figures.

PDA in 2022 amounted to R$187.5 million, or 14.2% of Net Revenue in the period, and was R$110.7 million in 2021, equivalent to 17.5% of Net Revenue in that period.  This substantial reduction was also mainly due to the contribution of UniCesumar’s results to our consolidated figures. It is important to highlight that UniCesumar has more effective onboarding and retention processes and procedures than Uniasselvi’s, which we believe represent a solid opportunity in the medium term for synergies via the broader use of such best practices for both brands.

PDA expenses on an organic basis (i.e. without UniCesumar’s results) represented 27.0% of our Net Revenue in 4Q22 and 19.2% of our Net Revenue in 2022 (compared to 17.5% in 2021). This increase was mainly due to slightly higher delinquency ratios among Uniasselvi’s new students after its strong intake performance in the second half of 2022 (a 23.5% increase compared to the intake in the second half of 2021), in addition to the current economic crisis and the effects of the annual update of our PDA curves, which is executed at the end of each year as per our accounting policy. Besides, there was a non-recurrent increase of R$8.2 million in 4Q22, related to a reversion of an adjustment in Uniasselvi’s PDA level that was recorded in June 2022 and reflected our best estimative, at the time, of the impact of certain best practices initiatives following the business combination with UniCesumar. Given the current macroeconomic environment, we reverted such adjustment in Uniasselvi’s PDA – were it not for such reversion, PDA expenses on an organic basis would have represented 23.1% of our Net Revenue in 4Q22.

Lastly, as part of our integration process, we applied Vitru’s accounting policy for the calculation of the PDA of UniCesumar. Because of that, a substantially higher PDA charge was reflected in 4Q22, as shown in the chart below.

4Q22 Results	13

Adjusted EBITDA

Adjusted EBITDA in 4Q22 amounted to R$139.3 million, an increase of 194.5% from R$47.3 million in 4Q21. Adjusted EBITDA Margin was 32.3%, a 3.8 p.p. increase compared to 28.5% for 4Q21. This increase in the Adjusted EBITDA in the quarter reflects mainly the contribution of UniCesumar’s results to our consolidated figures. On an organic basis, Adjusted EBITDA in 4Q22 totaled R$52.8 million, up 11.6% from R$47.3 million in 4Q21, with a 3.3 p.p. decrease in the organic Adjusted EBITDA Margin.

Notes: (i) all figures in this graph include the adjustments applied in our definition of Adjusted EBITDA; (ii) PDA is defined as “Net impairment losses on financial assets” in our Financials Statements.

Adjusted EBITDA in 2022 amounted to R$447.2 million, an increase of 145.2% from R$182.4 million in 2021. Adjusted EBITDA Margin was 33.9%, a 5.0 p.p. increase compared to 28.9% for 2021. This increase in the Adjusted EBITDA Margin in the year reflects the solid growth of Uniasselvi and the contribution of UniCesumar’s results to our consolidated figures. On an organic basis, Adjusted EBITDA in 2022 totaled R$222.1 million, up 21.7% from R$182.4 million in 2021, with a 0.3 p.p. decrease in the organic Adjusted EBITDA Margin.

Notes: (i) all figures in this graph include the adjustments applied in our definition of Adjusted EBITDA; (ii) PDA is defined as “Net impairment losses on financial assets” in our Financials Statements.

4Q22 Results	14

Adjusted Net Income

Adjusted Net Income in 4Q22 was R$49.3 million, an increase of 28.1% compared to 4Q21. For 2022, Adjusted Net Income was R$204.9 million, up 123.9% from the same period of the prior year. This year-on-year increase reflects the organic growth in Adjusted EBITDA in 2022 compared to 2021 as previously described, as well as the consolidation of UniCesumar’s results within Vitru.

Cash Flow and Cash Conversion from Operations

Adjusted Cash Flow from Operations amounted to R$91.3 million in 4Q22, an increase of 300.4% compared to 4Q21.  Regarding the twelve-month figures, there was an increase of 161.8% in Adjusted Cash Flow from Operations, from R$137.0 million in 2021 to R$358.7 million in 2022. This substantial improvement in cash flow generation was a result not only of our continued discipline in working capital management and capital allocation but mainly as a result of the contribution of UniCesumar’s results to our consolidated figures: UniCesumar has certain characteristics, such as a more positive working capital dynamics in the DE Undergraduate segment and the strength of its Medical business, that makes it a strong contributor to our consolidated cash flow generation.

Table 9: Cash Flow & Cash Conversion

R$ million (except otherwise stated)	4Q22[1]	4Q21	% Chg	2022[1]	2021	% Chg
Cash Flow from Operations	92.5	25.9	257.1%	376.0	155.5	141.8%
(+) Income tax paid	(1.2)	(3.1)	(61.3)%	(17.3)	(18.5)	(6.5)%
Adjusted Cash Flow from Operations	91.3	22.8	300.4%	358.7	137.0	161.8%
Adjusted EBITDA	139.3	47.3	194.5%	447.2	182.4	145.2%
(-) Non-recurring expenses	(28.1)	(6.0)	368.3%	(73.3)	(17.1)	328.7%
Adjusted EBITDA excluding Non-recurring Expenses	111.2	41.3	169.2%	373.9	165.3	126.2%
Adjusted Cash Flow Conversion from Operations[2]	82.1%	55.2%	26.9 p.p.	95.9%	82.9%	13.0 p.p.

(1)	Our results reflect the consolidation of UniCesumar from May 20, 2022 on.
(2)	The Company calculates Adjusted Cash Flow Conversion from Operations as adjusted cash flow from operations (which we calculate as cash from operations plus income tax paid) divided by Adjusted EBITDA (as defined above but without taking non-recurring expenses into consideration). Adjusted Cash Flow Conversion from Operations is a non-GAAP measure. The calculation of Adjusted Cash Flow Conversion from Operations may be different from the calculation used by other companies, including competitors in the industry, and therefore, the Company’s measures may not be comparable to those of other companies. For further information see “Reconciliations of Non-GAAP Financial Measures”.

4Q22 Results	15

Indebtedness

In May 2022, we completed the issuance of two series of simple, secured, non-convertible debentures (Brazilian bonds denominated in R$) in an offering with restricted distribution efforts directed solely at professional investors in Brazil. The two series of debentures amounted to R$1.95 billion at interest rates indexed to the CDI (Certificado de Depósito Interbancário) for a five-year term in total, in connection with the business combination with UniCesumar, as follows:

◾	Series 1 Debentures: R$0.5 billion (final maturity on May 15, 2024); and
◾	Series 2 Debentures: R$1.45 billion (final maturity on May 15, 2027).

Among our obligations under the indenture governing this issuance, one of the main covenants to which we are subject is to maintain our Net Debt to Adjusted EBITDA ratio () at a figure no greater than the following:

◾	4.5x in June 2023;
◾	4.0x in December 2023;
◾	3.5x in June 2024; and
◾	3.0x in December 2024.

Once the covenant starts to be measured (as from June 2023 onwards), the figures for this calculation will be on an ex-IFRS 16 basis. The following table summarizes our net debt position as of December 31, 2022 and 2021:

Table 10: Net Debt

R$ million	Dec. 31, 2022	Dec. 31, 2021
Net Debt (ex-IFRS 16)[1]	2,054.0	(178.8)
Lease Liabilities	323.3	161.5
Total Net Debt (IFRS 16)	2,377.4	(17.3)

(1)	Including Loans & financing and Accounts payable from acquisition of subsidiaries. For a reconciliation of Net Debt (ex-IFRS), see "—Reconciliations of Non-GAAP Financial Measures—Reconciliation of Net Debt" at the end of this document.

On January 5, 2023, Vitru Brasil obtained approval of the request for registration as a securities issuer in Category B from the Brazilian Securities Commission (CVM), to fulfill part of the obligations assumed by Vitru Brasil under its debentures.

Pursuant to CVM regulation, Category B registration authorizes the trading of Vitru Brasil’s securities in regulated markets, except for the following securities: (i) shares and share depositary receipts; or (ii) any securities that grant their holders rights to acquire the securities mentioned in item (i), as a result of its conversion or the exercise of its holders’ rights, provided that such securities are issued by such issuer/company itself or an issuer/company of its group.

In September 2022, we announced an investment agreement with Crescera, pursuant to which Crescera subscribed for 3,636,363 new common shares in a primary capital increase in the amount of R$300 million, equivalent to US$58.3 million.

4Q22 Results	16

Further, in October 2022 we launched a rights offering allowing our existing shareholders to subscribe for new common shares at a price-per-share equivalent to the US$ price paid by Crescera for the common shares it acquired pursuant to its investment. Pursuant to the exercise of subscription rights in the rights offering, we issued 926,206 additional new common shares for US$16.02 per common share, raising gross proceeds of US$14.8 million. Crescera then exercised an option we granted it to acquire an additional 215,903 common shares for US$16.02 per common share that were not taken up by our existing shareholders in the rights offering, adding a further US$3.5 million to the gross proceeds raised.

Accordingly, following the closing of our rights offering in November 2022 and our private placement of shares to Crescera, we repaid R$300.0 million of the aggregate amount due under the Series 1 Debentures due 2024. The remaining net proceeds from the Crescera investment and the rights offering were used for payments of accounts payable from the acquisition of subsidiaries. As such, as of December 31, 2022, a principal amount of R$205.7 million remains outstanding under the Series 1 Debentures, and R$1.48 billion remains outstanding under the Series 2 Debentures.

CAPEX

Capital Expenditures (CAPEX) in 4Q22 totaled R$46.0 million, 180.5% higher than the amount spent in 4Q21. This increase in the capital expenditures amount in 4Q22 was mainly due to higher investments both in property and equipment and intangible assets, aligned with the expansion of our business.

Capital Expenditures in 2022 totaled R$97.0 million, 66.4% higher than the amount of R$58.3 million spent in 2021, but with a reduction as a percentage of Net Revenue, from 9.2% in 2021 to 7.4% in 2022.

Given the business combination with UniCesumar, we hope to achieve synergies in content production and in the expansion process with hubs from both brands. We believe that the investments can be further optimized during the integration of both companies.

Table 11: CAPEX

R$ million (except otherwise stated)	4Q22[1]	4Q21	% Chg	2022[1]	2021	% Chg
Property and equipment	17.2	8.7	97.7%	40.3	26.0	55.0%
Intangible assets	28.8	7.8	269.2%	56.7	32.3	75.5%
Investing activities	46.0	16.4	180.5%	97.0	58.3	66.4%
as % of Net Revenue	10.7%	9.9%	0.8 p.p.	7.4%	9.2%	(1.8) p.p.

(1)	Our results reflect the consolidation of UniCesumar from May 20, 2022 on.

4Q22 Results	17

ABOUT VITRU (NASDAQ: VTRU)

VITRU is the leading pure-player in the postsecondary digital education market in Brazil based on the number of enrolled undergraduate students as of December 31, 2020, according to the annual census released by the Brazilian Ministry of Education (Ministério da Educação), in February 2022.

Vitru has been listed on the Nasdaq stock exchange in the United States (ticker symbol: VTRU) since September 18, 2020, and its mission is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own successful story.

Through its subsidiaries, Vitru provides a complete pedagogical ecosystem focused on a hybrid distance learning experience for undergraduate and continuing education students. All the academic content is delivered in multiple formats (videos, eBooks, podcasts and html text, among others) through its proprietary Virtual Learning Environment, or VLE. The pedagogical model also incorporates in-person weekly meetings hosted by dedicated tutors who are mostly local working professionals in the subject area they teach. The Company believes that this unique tutor-centric learning experience sets it apart, creating a stronger sense of community and belonging and contributing to higher engagement and retention rates of its student base.

The Company’s results are based on three operating segments:

◾	Digital education undergraduate courses. What differentiates Vitru’s digital education model are the higher quality and its hybrid methodology with synchronous learning, which consists of weekly in-person or online meetings with tutors for Uniasselvi, and weekly online classes for UniCesumar students, alongside the benefit of the virtual learning environment, where students are able to study where and when they prefer. The Company’s portfolio of courses is composed mainly of pedagogy, business administration, accounting, physical education, vocational, engineering, and health-related courses.
◾	On-campus undergraduate courses. Vitru (through Uniasselvi and UniCesumar) has several campuses that offer traditional on-campus undergraduate courses, including medical, engineering, law, and health-related courses. On-campus students experience a complete learning ecosystem, mixing theory with practical applications as well as access to sports activities and cultural events.
◾	Continuing education courses. Vitru (through Uniasselvi and UniCesumar) offers continuing education and graduate courses predominantly in pedagogy, finance, and business, but also in other subjects such as law, engineering, IT and health-related courses. Courses are offered in three different versions, consisting of (i) hybrid model, (ii) 100% online, and (iii) on-campus. This also includes technical courses and professional qualification courses.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements, other than statements of historical fact, could be deemed forward-looking, including risks and uncertainties related to statements about the proposed business combination, including the benefits of the business combination, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the business combination; the effect of the COVID-19 outbreak on general economic and business conditions in Brazil and globally, and any restrictive measures imposed by governmental authorities in response to the outbreak; our ability to implement, in a timely and efficient manner, any measure necessary to respond to, or reduce the effects of, the COVID-19 outbreak on our business, operations, cash flow, prospects, liquidity and financial condition; our ability to efficiently predict, and react to, temporary or long-lasting changes in consumer behavior resulting from the COVID-19 outbreak, including after the outbreak has been sufficiently controlled; our competition; our ability to implement our business strategy; our ability to adapt to

4Q22 Results	18

technological changes in the educational sector; the availability of government authorizations on terms and conditions and within periods acceptable to us; our ability to continue attracting and retaining new students; our ability to maintain the academic quality of our programs; our ability to maintain the relationships with our hub partners; our ability to collect tuition fees; the availability of qualified personnel and the ability to retain such personnel; changes in government regulations applicable to the education industry in Brazil; government interventions in education industry programs, which affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions; a decline in the number of students enrolled in our programs or the amount of tuition we can charge; our ability to compete and conduct our business in the future; the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes; changes in labor, distribution and other operating costs; our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; general market, political, economic and business conditions; and our financial targets. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential effects of the COVID-19 pandemic on our business operations, financial results and financial position and on the Brazilian economy.

The forward-looking statements can be identified, in certain cases, through the use of words such as “believe,” “may,” “might,” “can,” “could,” “is designed to,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “potential,” “aspiration,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of, such words and expressions. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Readers should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect the Company’s financial results is included in filings made with the U.S. Securities and Exchange Commission (“SEC”) from time to time, including the section titled “Item 3. Key Information—D. Risk Factors” in the most recent Annual Report on Form 20-F of the Company. These documents are available on the SEC Filings section of the investor relations section of our website at investors.vitru.com.br.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, VITRU uses Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations information, which are non-GAAP financial measures, for the convenience of the investment community. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure.

VITRU calculates Adjusted EBITDA as the net income (loss) for the period plus:

◾	deferred and current income tax, which is calculated based on income, adjusted based on certain additions and exclusions provided for in applicable legislation. The income taxes in Brazil consist of corporate income tax (Imposto de Renda Pessoa Jurídica), or IRPJ, and CSLL, which are social contribution taxes;
◾	financial results, which consist of interest expenses less interest income;
◾	depreciation and amortization;

4Q22 Results	19

◾	interest on tuition fees paid in arrears, which refers to interest received from students on late payments of monthly tuition fees and which is added back;
◾	impairment of non-current assets, which consists of impairment charges associated with the on-campus undergraduate courses segment, given the deterioration in the prospects of this business;
◾	share-based compensation plan, which consists of non-cash expenses related to the grant of share-based compensation, as well as fair value adjustments for share-based compensation expenses classified as a liability in the consolidated financial statements;
◾	other income (expenses), net, which consists of other expenses such as contractual indemnities and deductible donations among others; and
◾	M&A, pre-offering expenses and restructuring expenses, which consists of adjustments that the Company believes are appropriate to provide additional information to investors about certain material non-recurring items. Such M&A, pre-offering expenses and restructuring expenses comprise: mergers and acquisitions, or M&A, and pre-offering expenses, which are expenses related to mergers, acquisitions and divestments (including due diligence, transaction and integration costs), as well as the expenses related to the preparation of offerings; and restructuring expenses, which refers to expenses related to employee severance costs in connection with organizational and academic restructurings.

VITRU calculates Adjusted Net Income as net income (loss) for the period plus:

◾	share-based compensation plan, as defined above;
◾	M&A, pre-offering expenses, and restructuring expenses, as defined above;
◾	impairment of non-current assets, as defined above;
◾	amortization of intangible assets recognized as a result of business combinations, which refers to the amortization of the following intangible assets from business combinations: software, trademark, distance learning operation licenses, non-compete agreements, customer relationship, teaching-learning material, licenses to operate medical courses, and leasing contracts. For more information, see notes to the unaudited interim condensed consolidated financial statements in the Company’s filings with the U.S. Securities and Exchange Commission;
◾	interest accrued at the original effective interest rate (excluding restatement as a result of inflation) on the accounts payable from the acquisition of subsidiaries. See notes to the unaudited interim condensed consolidated financial statements in the Company’s filings with the U.S. Securities and Exchange Commission; and
◾	corresponding tax effects on adjustments, which represents the tax effect of pre-tax items excluded from adjusted net income (loss). The tax effect of pre-tax items excluded from adjusted net income (loss) is computed using the statutory rate related to the jurisdiction that was affected by the adjustment after taking into account the effect of permanent differences and valuation allowances.

VITRU calculates Adjusted Cash Flow Conversion from Operations as adjusted cash flow from operations (which is calculated as cash from operations plus income tax paid) divided by Adjusted EBITDA (as defined above but without taking M&A, pre-offering expenses and restructuring expenses into consideration).

Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations are the key performance indicators used by Vitru to measure the financial performance of its core operations, and Vitru believes that these measures facilitate period-to-period comparisons on a consistent basis. As a result, its management believes that these non-GAAP financial measures provide useful information to the investment community. These summarized, non-audited or non-GAAP financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. Additionally, the calculations of Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations may be different from the calculations used by other companies, including competitors in the education services industry, and therefore, Vitru’s measures may not be comparable to those of other companies. For a reconciliation of Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations to the most directly comparable IFRS measure, see the tables at the end of this document.

4Q22 Results	20

FINANCIAL TABLES

Unaudited interim condensed consolidated statements of profit or loss and other comprehensive income for the three- and twelve-month period ended December 31, 2022 and 2021

	Three Months Ended December 31,		Twelve Months Ended December 31,
R$ million (except earnings per share)	2022	2021	2022	2021

NET REVENUE	430.7	165.9	1,317.3	631.1

Cost of services rendered	(150.4)	(60.5)	(502.3)	(240.9)

GROSS PROFIT	280.3	105.4	815.0	390.2

General and administrative expenses	(56.3)	(23.3)	(179.3)	(89.3)
Selling expenses	(85.4)	(24.1)	(244.8)	(111.5)
Net impairment losses on financial assets	(81.6)	(34.1)	(187.5)	(110.7)
Other income (expenses), net	(0.5)	(0.3)	(2.3)	0.1
Operating expenses	(223.8)	(81.8)	(614.0)	(311.4)

OPERATING PROFIT	56.5	23.6	201.0	78.8

Financial income	15.5	12.8	64.6	45.5
Financial expenses	(96.9)	(24.2)	(264.4)	(74.9)
Financial results	(81.4)	(11.4)	(199.9)	(29.4)

PROFIT BEFORE TAXES	(24.9)	12.2	1.1	49.4

Current income taxes	(4.5)	8.8	(18.0)	(11.3)
Deferred income taxes	42.2	9.4	110.2	32.6
Income taxes	37.7	18.2	92.2	21.3

NET INCOME FOR THE PERIOD	12.8	30.4	93.3	70.7

Other comprehensive income	-	-	-	-

TOTAL COMPREHENSIVE INCOME	12.8	30.4	93.3	70.7

Basic earnings per share (R$)	0.41	1.34	3.52	3.08
Diluted earnings per share (R$)	0.36	1.26	3.23	2.89

4Q22 Results	21

Unaudited interim condensed consolidated statements of financial position as of December 31, 2022 and December 31, 2021

	December 31,	December 31,
R$ million	2022	2021
ASSETS

CURRENT ASSETS

Cash and cash equivalents	47.2	75.6
Short-term investments	26.4	253.0
Trade receivables	224.1	140.6
Income taxes recoverable	7.0	7.7
Prepaid expenses	20.0	35.0
Receivables from hub partners	32.0	-
Other current assets	14.9	2.9

TOTAL CURRENT ASSETS	371.5	514.8

NON-CURRENT ASSETS

Trade receivables	47.0	5.9
Indemnification assets	9.9	8.6
Deferred tax assets	203.0	83.4
Receivables from hub partners	48.1	-
Other non-current assets	6.9	1.6

Right-of-use assets	350.4	136.1
Property and equipment	194.6	106.8
Intangible assets	4,427.6	670.2

TOTAL NON-CURRENT ASSETS	5,287.5	1,012.6

TOTAL ASSETS	5,659.1	1,527.4

4Q22 Results	22

	December 31,	December 31,
R$ million	2022	2021
LIABILITIES

CURRENT LIABILITIES

Trade payables	99.7	41.7
Loans and financing	131.2	-
Lease liabilities	51.3	27.2
Labor and social obligations	43.1	25.0
Taxes payable	16.0	3.3
Prepayments from customers	43.6	10.3
Payables from acquisition of subsidiaries	-	149.8
Other current liabilities	7.5	2.1

TOTAL CURRENT LIABILITIES	392.4	259.4

NON-CURRENT

Lease liabilities	272.0	134.3
Loans and financing	1,489.1	-
Share-based compensation	19.8	52.3
Payables from acquisition of subsidiaries	507.4	-
Provisions for contingencies	29.2	14.9
Deferred tax liabilities	773.4	-
Other non-current liabilities	1.5	0.4

TOTAL NON-CURRENT LIABILITIES	3,092.3	201.9

TOTAL LIABILITIES	3,484.7	461.3

EQUITY

Share capital	0.008	0.006
Capital reserves	2,054.5	1,039.6
Retained earnings	119.9	26.5

TOTAL EQUITY	2,174.4	1,066.1

TOTAL LIABILITIES AND EQUITY	5,659.1	1,527.4

4Q22 Results	23

Unaudited interim condensed consolidated statements of cash flows for the twelve-month period ended December 31, 2022 and 2021

	Twelve Months Ended December 31,
R$ million	2022	2021
Cash flows from operating activities
Profit before taxes	1.1	49.4
Adjustments to reconcile income before taxes to cash provided on operating activities
Depreciation and amortization	127.3	54.5
Net impairment losses on financial assets	187.5	110.7
Provision for revenue cancellation	2.3	1.1
Provision/(Reversal) for contingencies	(1.3)	4.9
Accrued interests	232.9	23.3
Share-based compensation	(6.5)	14.7
Modification of lease contracts	1.7	(0.1)
Rent concessions	-	(0.2)
Loss on sale or disposal of non-current assets	11.4	0.01
Changes in operating assets and liabilities
Trade receivables	(235.5)	(117.1)
Prepayments	26.2	(0.8)
Other assets	(25.9)	5.6
Trade payables	53.6	9.5
Labor and social obligations	(19.7)	(1.8)
Other taxes payable	4.8	0.8
Prepayments from customers	15.5	0.7
Other payables	0.5	0.4
Cash from operations	376.0	155.5

Income tax paid	(17.3)	(18.5)
Interest paid	(236.4)	(64.1)
Contingencies paid	(0.9)	(7.9)
Net cash provided by operating activities	121.5	65.0

Cash flows from investing activities
Purchase of property and equipment	(40.3)	(26.0)
Purchase and capitalization of intangible assets	(56.7)	(32.3)
Payments for the acquisition of interests in subsidiaries, net of cash	(2,291.7)	(127.8)
Acquisition of short-term investments, net	226.7	286.1
Net cash used in investing activities	(2,162.1)	100.0

Cash flows from financing activities
Payments of lease liabilities	(18.4)	(11.2)
Payments of loans and financing	(296.3)	(150.0)
Costs related to future issuances	(7.4)	(24.0)
Proceeds from loans and financing, net of transaction costs	1,905.9	-
Capital contributions	428.4	9.7
Net cash provided by (used in) financing activities	2,012.2	(175.4)

Net increase in cash and cash equivalents	(28.4)	(10.3)
Cash and cash equivalents at the beginning of the period	75.6	85.9
Cash and cash equivalents at the end of the period	47.2	75.6

4Q22 Results	24

Reconciliations of Non-GAAP Financial Measures

Reconciliation of Adjusted EBITDA

	Three Months Ended December 31,		Twelve Months Ended December 31,
R$ million	2022	2021	2022	2021
Net income for the period	12.8	30.4	93.5	70.7
(+) Deferred and current income tax	(37.7)	(18.2)	(92.2)	(21.3)
(+) Financial result	81.4	11.4	199.8	29.4
(+) Depreciation and amortization	52.0	14.8	150.0	54.5
(+) Interest on tuition fees paid in arrears	6.5	2.8	26.5	17.4
(+) Share-based compensation plan	(4.3)	(0.2)	(6.0)	14.7
(+) Other income (expenses), net	0.5	0.3	2.3	(0.1)
(+) M&A, pre-offering expenses and restructuring expenses	28.1	6.0	73.3	17.1
Adjusted EBITDA	139.3	47.3	447.2	182.4

Reconciliation of Adjusted Net Income

	Three Months Ended December 31,		Twelve Months Ended December 31,
R$ million	2022	2021	2022	2021
Net income for the period	12.8	30.4	93.5	70.7
(+) M&A, pre-offering expenses and restructuring expenses	28.1	6.0	73.3	17.1
(+) Share-based compensation plan	(4.3)	(0.2)	(6.0)	14.7
(+) Amortization of intangible assets from business combinations	31.3	0.9	77.8	4.8
(+) Interest accrued on accounts payable from the acquisition of subsidiaries	0.1	3.7	15.6	12.9
(-) Corresponding tax effects on adjustments	(18.7)	(2.3)	(49.3)	(28.7)
Adjusted Net Income	49.3	38.5	204.9	91.5

Reconciliation of Adjusted Cash Flow Conversion from Operations

	Three Months Ended December 31,		Twelve Months Ended December 31,
R$ million	2022	2021	2022	2021
Cash from Operations	92.5	25.9	376.0	155.5
(+) Income tax paid	(1.2)	(3.1)	(17.3)	(18.5)
Adjusted Cash Flow from Operations	91.3	22.8	358.7	137.0

Adjusted EBITDA	139.3	47.3	447.2	182.4
(-) M&A, pre-offering expenses and restructuring expenses	(28.1)	(6.0)	(73.3)	(17.1)
Adjusted EBITDA excluding M&A, pre-offering expenses and restructuring expenses	111.2	41.3	373.9	165.3

Adjusted Cash Flow Conversion from Operations	82.1%	55.2%	95.9%	82.9%

4Q22 Results	25

Reconciliation of Restructuring, M&A and Pre-offering expenses

R$ million (except otherwise stated)	4Q22[1]	4Q21	% Chg	2022[1]	2021	% Chg
Integration UniCesumar (pre- and post-closing)	9.5	3.3	187.9%	24.9	4.5	453.3%
UniCesumar earn-out payments (accounted as expenses)	18.2	-	n.a.	18.2	-	n.a.
Other M&A expenses (including advisors' fees)	0.1	2.5	(96.0)%	22.2	5.1	334.7%
Others	0.3	0.2	50.0%	8.0	7.5	6.7%
Total Restructuring, M&A and pre-offering expenses	28.1	6.0	368.3%	73.3	17.1	328.5%

Reconciliation of Net Debt

R$ million	Dec. 31, 2022	Dec. 31, 2021
Net Debt (ex-IFRS 16)	2,054.0	(178.8)
Loans and financing	1,620.2	-
Accounts payable from acquisition of subsidiaries	507.4	149.8
(-) Cash and cash equivalents	(47.2)	(75.6)
(-) Short-term investments	(26.4)	(253.0)
Lease Liabilities	323.3	161.5
Total Net Debt (IFRS 16)	2,377.4	(17.3)

4Q22 Results	26